April 7, 2025

Walter Geldenhuys
Chief Financial Officer
Rivulet Entertainment, Inc.
7659 E. Wood Drive
Scottsdale, AZ 85260

        Re: Rivulet Entertainment, Inc.
            Form 10-KT for the Transition Period ended June 30, 2024 Filed November 12, 2024
            File No. 000-52390
Dear Walter Geldenhuys:

       We have reviewed your March 26, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March 5,
2025 letter.

Form 10-KT for the Transition Period ended June 30, 2024
Financial Statements
Note 7 - Asset Purchase Agreement, page 19

1. We understand from your response to prior comment one that you believe the prepayment consideration in the reverse recapitalization should be presented as an asset at fair value prior to completing the transaction because you were not able to identify alternative valuation guidance in FASB ASC 805-40 and because FASB ASC
       505-10-45-2 and SAB Topic 4.E accommodate the separate presentation for receivables that are collected in cash before the financial statements are issued.

       However, your accounting for the prepayment consideration must be representationally faithful of the transaction to which it pertains. The transaction that
       you have described does not involve Rivulet Entertainment being paid cash in
 April 7, 2025
Page 2

       exchange for the shares, as suggested in your response, as the entity is instead acquired (from an accounting standpoint) by the former business of Rivulet
       Media in a reverse recapitalization. Under these circumstances, the accounts of such former business are required to be maintained at historical cost and would not generally undergo a revaluation, other than perhaps an indicated impairment. This expectation is evident in the guidance on non-controlling interests in FASB ASC 805-
       40-30-3, as expressed from the standpoint of the legal acquiree. Therefore, as it relates to the share consideration, we do not see adequate support for your valuation approach or the separate presentation of an asset balance, as this does not correlate with the arranged and expected manner and form of settlement.

       As the share issuance is ultimately depicted in a manner similar to a stock split by the accounting acquirer, in advance of closing the par value of the prepayment shares should be reported within equity, as a reclassification from additional paid-in capital.
       As Sections 7.1 and 8.1 of the Asset Purchase Agreement attached to the Form 8-K that you filed on March 7, 2024 outline various circumstances under which the agreement could have been terminated prior to closing, if the cash paid would have been recoverable under this scenario, such amounts paid and held by the counterparty for distribution to its shareholders may be reported as an asset and upon closing should be eliminated in consolidation and depicted as a distribution to shareholder.

2. We also understand from your response to prior comment one that you regard the reverse recapitalization closing to have occurred during July 2024, although during our phone conference on March 20, 2025, your accounting consultant advised that a significant portion of the required consideration had not yet been conveyed.

       As the Asset Purchase Agreement attached to the Form 8-K that you filed on March 7,
       2024 does not appear to include provisions for closing in advance of completing the exchange of consideration, tell us how closing occured in the absence of the exchange, and provide us with details of all shares issued and cash paid up to the date of closing, quantify any additional consideration (shares and cash) paid subsequently, any any amounts that remain outstanding at the time of your response.

       Please describe the understanding that has been established with respect to any unpaid consideration, provide us with the written agreements that have been secured to document the change in terms, and explain how you view the status of the transaction, relative to the provisions in Sections 7.1 of the Asset Purchase Agreement, and any
       potential remedies to either counterparty that remain available.

3. We note that you included language from our first comment of our February 19, 2025 letter along with your more recent response to comment one. Such language had referenced conflicting disclosures in your filing as to whether you would merge with a business or engage in an asset acquisition, and we asked that you explain to us how you evaluated the transaction relative to the guidance in FASB ASC 805-10-55-3A through 55-9, and Rule 11-01(d) of Regulation S-X.
 April 7, 2025
Page 3

       However, while you indicated that you believed the various assets to be acquired constitute a business and that you intended to account for the transaction as a
       reverse recapitalization, you did not provide the analysis requested in the comment.
       In considering your response to the more recent comment one, and your approach regarding the valuation and presentation of merger consideration conveyed in advance of closing, we would like to confirm your view of the transaction and your understanding of the accounting to be applied. Please submit a detailed analysis of the guidance referenced in the first paragraph of this comment.

4. We note Section 6.4 of the Asset Purchase Agreement that was attached to the Form
       8-K that you filed on March 7, 2024, appears to describe certain matters that would need to be reported on Form 8-K. For example, subparagraph (a) indicates Rivulet
       Media will control the consolidated entity by proxy subsequent to closing, having
       terms that are "...sufficient to control Buyers    normal business
operations and
       decisions as well as control of Buyers    Board of Directors," while
subparagraph
       (b) explains that after closing "...all current officers and directors shall tender their resignations from all corporate offices of Buyer and simultaneously appoint their successors who are to be chosen by Seller in its sole discretion."

       Tell us the status of your compliance with these provisions and address the reporting requirements in Item 1.01(b) and Item 5.02 of Form 8-K. Provide us with details regarding the composition of your management and board of directors, before and after implementing the changes that are referenced above, and submit the proxy agreement along with your response and file the document along with the current report that is utilized to announce the agreement.

5. We note that you have provided some perspective in your response to prior comment two, regarding the composition of the business and historical financial presentation of the accounting acquirer in the reverse recapitalization, although various uncertainties as to your plans for the accounting and presentation remain.

       Please describe to us your understanding of the required accounting for the reverse recapitalization, from the standpoint of an accounting acquirer. For example, describe your approach with the consolidation entries and valuation protocols for the accounts of the majority and minority interests, the capital structure to be utilized for historical periods prior to closing, as to how common and preferred instruments of Rivulet
       Media outstanding during the historical periods have been considered in the formulation (clarify if there were no longer any preferred instruments during this period), and how any unpaid/unissued consideration will be reported subsequent to closing, as may include recognizing a distribution liability for unpaid cash consideration in a manner that is similar to accounting for a dividend on a declaration date. Please also clarify how you intend to report that Rivulet Media will control the company by virtue of the proxy arrangement, and whether Rivulet Media has distributed the consideration shares and cash to its shareholders.
 April 7, 2025
Page 4

       As noted previously, based on the information that you have provided, we understand that the historical accounts of the business of Rivulet Media will be depicted in combined financial statements of entities under common control up to the date of closing, and consolidated financial statements from that point forward. Please confirm or clarify if this is not your intention. However, in the event that you have differing views in this regard, or with respect to any other comments in this letter, submit detailed analyses of the accounting literature and the particular aspects of the arrangement that you have considered in formulating alternative views.


       Please contact John Cannarella at 202-551-3337 or Karl Hiller at 202-551-3686 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation